Exhibit 12


                          SEARS DC CORP.
         CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



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


(thousands)                1998              1997             1996



Income before income
taxes                  $    160             $ 238            $ 422


Fixed Charges             32,035             47,721          84,453




(i)  Earnings available
 for Fixed Charges        32,195              47,959         84,875


(ii) Fixed Charges        32,035              47,721         84,453




Ratio of Earnings to
Fixed Charges (i/ii)       1.005               1.005          1.005




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